                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                          PATINA OIL & GAS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   70322 4105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan, Graev & Karabell, LLP
                              30 Rockefeller Plaza
                                   24th Floor
                            New York, New York 10112
                                 (212) 408-2400

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 13 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703224105               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Chase Venture Capital Associates, L.L.C.
            13-337-6808

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,729,323 (includes Options to purchase Common Stock)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            Not applicable
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,729,323 (includes Options to purchase Common Stock)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        Not applicable
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,729,323 (includes Options to purchase Common Stock)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            LLC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

--------------------------------------------------------------------------------

Preliminary Note.

            The information contained herein has been adjusted to reflect an increase in the shares held by the reporting person and a change in the name and controlling persons of reporting person.

Item 1. Security and Company.

            This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Patina Oil & Gas Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1625 Broadway, Suite 2000, Denver, Colorado 80208.

Item 2. Identity and Background.

            The response to Item 2 is amended in its entirety to read as follows:

            This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

            CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

            Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                              Ana Carolina Aidar
                              John R. Baron
                              Christopher C. Behrens
                              Mitchell J. Blutt, M.D.
                              David S. Britts
                              Arnold L. Chavkin
                              David Gilbert
                              Eric Green
                              Michael R. Hannon
                              Donald J. Hofmann
                              Jonathan Meggs
                              Stephen P. Murray
                              John M.B. O'Connor
                              Robert Ruggiero


                               Page 3 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

                              Susan Segal
                              Shahan D. Soghikian
                              Lindsay Stuart
                              Jeffrey C. Walker
                              Timothy Walsh
                              Richard D. Waters, Jr.
                              Damion E. Wicker, M.D.

            Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

            Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

            The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

            To CVCA's knowledge, the response to Items 2(d) and (e) of Schedule 13D is negative with respect to CVCA and all persons regarding whom information is required hereunder by virtue of CVCA's response to Item 2.

            Insofar as the requirements of Items 3-6 inclusive of this Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Company's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Company's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Company's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Company's Common Stock.


                               Page 4 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds for CVCA's acquisition of beneficial ownership of the Common Stock of the Company is money held for investment by CVCA.

Item 4. Purpose of Transaction.

            The response to Item 4 is amended in its entirety to read as follows:

            As more fully described in Item 6, pursuant to the Stock Purchase Agreement (the "Purchase Agreement"), dated September 19, 1997, by and among the Company, CVCA and others (collectively with CVCA, the "Preferred Investors"), CVCA acquired from the Company 571,429 shares of 8.5% Convertible Preferred Stock ("Preferred Stock"), and 57,143 shares of Common Stock. At a second closing of the Purchase Agreement (not to occur later than December 31, 1997) CVCA could be required to purchase up to 328,571 additional shares of Preferred Stock. In addition, also as more fully described in Item 6, pursuant to the Stock Option Agreement (the "Option"), dated September 19, 1997, by and among Snyder Oil Corporation ("SOCO"), CVCA and various Preferred Investors, CVCA acquired 25,000 shares of Common Stock from SOCO.

            As described in the Company's Certificate of Designations for the Preferred Stock, incorporated herein by reference as Exhibit C, the Preferred Stock is convertible into 2.6316 shares of Common Stock. The holders of Preferred Stock have the right to appoint two members to the Board of Directors (the "Board") of the Company, which two members may be designated by the largest and second-largest holders of Preferred Stock, respectively. CVCA, as the second largest holder of Preferred Stock, appointed Arnold L. Chavkin to the Board.

            As payment for services rendered by Mr. Chavkin as a member of the Issuer's board of directors, Mr. Chavkin received 364 shares of the Issuer's Common Stock and up to 5,000 shares of the Issuer's Common Stock: (i) 1,500 shares issuable pursuant to Options which became exercisable on October 21, 1998, at an exercise price of $10.3125 per share, (ii) 1,500 shares issuable pursuant to Options which become exercisable on October 21, 1999 at an exercise price of $10.3125 per share and (iii) 2,000 shares issuable pursuant to Options which become exercisable on October 21, 2000 at an exercise price of $10.3125 per share.

            As payment for services rendered by Mr. Chavkin as a member of the Issuer's board of directors, Mr. Chavkin received 1,414 shares of the Issuer's Common Stock, and up to 10,000 shares of the Issuer's Common: (i) 1,500 shares issuable pursuant to Options which become exercisable on May 27, 2000, at an exercise price of $10.3125, (ii) 1,500 shares issuable pursuant to Options which become exercisable on May 27, 2001, at an exercise price of $10.3125 per share
(iii) 2,000 shares issuable pursuant to Options which become exercisable on May 27, 2002, at an exercise price of $10.3125 per share, (iv) 1,500 shares issuable pursuant to Options which become exercisable on February 18, 2000, at an exercise price of $10.3125 per share, (v) 1,500 shares issuable pursuant to Options which become exercisable on February 18, 2001, at an exercise price of $10.3125 per share, and (vi) 2000 shares issuable pursuant to Options which become exercisable on February 18, 2002, at an exercise price of $10.3125 per share.

            Mr. Chavkin is obligated to exercise each of the foregoing options upon the request of the Reporting Person and is obligated to transfer to the Reporting Person all shares received for services rendered and all shares issued upon the exercise of any of the foregoing Options.

            On December 31, 1997, March 31, 1998, June 30, 1998 and September 30, 1998, the


                               Page 5 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

Reporting Person received an aggregate of 124,383 shares of Preferred Stock as payment-in-kind of the 8.5% interest payment due in respect of the original 571,429 shares of Preferred Stock.

            Under the Purchase Agreement, CVCA is restricted from acquiring additional shares of Common Stock without the Company's consent if such acquisition would result in CVCA's beneficial ownership of the Company's Common Stock to be greater than 20% of the combined voting power of all outstanding capital stock of the Company.

            The acquisition of the Company's equity securities has been made by CVCA for investment purposes. Although CVCA has no present intention to do so, CVCA may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Company, depending on an evaluation of the Company's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CVCA may decide to sell all or part of its holdings of the Company's Common Stock in one or more public or private transactions.

            Except as set forth in this Item 4, CVCA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

Item 5. Interest in Securities of the Company.

            The response to Item 5 is amended in its entirety to read as follows:

            CVCA is deemed to be the beneficial owner of 1,729,323 shares of the Company's Common Stock. CVCA's deemed beneficial ownership represents 9.6% of the Company's Common Stock on a fully diluted basis, as of December 31, 2000. Except as set forth in Item 4, CVCA has sole voting power and dispositive power with respect to its shares of Common Stock.

            Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

            Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

            CVCA acquired beneficial ownership of the Common Stock pursuant to
(i) the Purchase Agreement, originally executed on July 31, 1997, and as amended by the First Amendment dated as of September 19, 1997, attached hereto as Exhibit A and incorporated by reference, and (ii) the Option, originally executed on July 31, 1997, and as amended by the First Amendment dated as of September 19, 1997 and restated on September 17, 1997 attached hereto as Exhibit B and incorporated by reference.


                               Page 6 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

Under the Purchase Agreement, CVCA and the other investor parties thereto ("Investors") are obligated to purchase up to $63,000,000 of the Preferred Stock. As of the first closing on October 21, 1997, the Investors were obligated to purchase $40,000,000 of Preferred Stock, or 1,600,000 shares, of which CVCA purchased 571,429 shares. As additional consideration, the Investors each received a pro rata share of an aggregate of 160,000 shares of Common Stock from the Company pursuant to the Purchase Agreement (of which 57,143 shares were issued to CVCA), and 70,000 shares of Common Stock from the Company's former principal stockholder, SOCO, pursuant to the Option (of which 25,000 shares were transferred to CVCA). The Investors may be obligated to purchase the additional 920,000 shares of Preferred Stock at the second closing of the Purchase Agreement, which is scheduled to occur, if at all, at the Company's election prior to December 31, 1997.

            As payment for services rendered by Mr. Chavkin as a member of the Issuer's board of directors, Mr. Chavkin received 364 shares of the Issuer's Common Stock and up to 5,000 shares of the Issuer's Common Stock: (i) 1,500 shares issuable pursuant to Options which became exercisable on October 21, 1998, at an exercise price of $10.3125 per share, (ii) 1,500 shares issuable pursuant to Options which become exercisable on October 21, 1999 at an exercise price of $10.3125 per share and (iii) 2,000 shares issuable pursuant to Options which become exercisable on October 21, 2000 at an exercise price of $10.3125 per share.

            As payment for services rendered by Mr. Chavkin as a member of the Issuer's board of directors, Mr. Chavkin received 1,414 shares of the Issuer's Common Stock, and up to 10,000 shares of the Issuer's Common: (i) 1,500 shares issuable pursuant to Options which become exercisable on May 27, 2000, at an exercise price of $10.3125, (ii) 1,500 shares issuable pursuant to Options which become exercisable on May 27, 2001, at an exercise price of $10.3125 per share
(iii) 2,000 shares issuable pursuant to Options which become exercisable on May 27, 2002, at an exercise price of $10.3125 per share, (iv) 1,500 shares issuable pursuant to Options which become exercisable on February 18, 2000, at an exercise price of $10.3125 per share, (v) 1,500 shares issuable pursuant to Options which become exercisable on February 18, 2001, at an exercise price of $10.3125 per share, and (vi) 2000 shares issuable pursuant to Options which become exercisable on February 18, 2002, at an exercise price of $10.3125 per share.

            Chavkin is obligated to exercise each of the foregoing options upon the request of the Reporting Person and is obligated to transfer to the Reporting Person all shares received for services rendered and all shares issued upon the exercise of any of the foregoing options.

            On December 31, 1997, March 31, 1998, June 30, 1998 and September 30, 1998, the Reporting Person received an aggregate of 124,383 shares of Preferred Stock as payment-in-kind of the 8.5% interest payment due in respect of the original 571,429 shares of Preferred Stock.

            The Certificate of Designation for the Preferred Stock, attached hereto as Exhibit C and incorporated by reference, sets forth additional rights and privileges of the Preferred Stock, including the right to appoint two members to the Board, and to vote as a class on certain corporate transactions.

            The Purchase Agreement grants to the Investors registration rights with respect to the Common Stock beneficially owned by them, and also restricts sales and purchases of the Preferred and Common Stock by such Investors. In particular, the Investors may not dispose of any shares of Preferred or Common Stock for a period of one year, may dispose of such shares between one and two years only with the approval of the Company and in accordance with applicable securities laws, and may dispose of such shares after two years only in accordance with applicable securities laws. In addition, such Investors are prohibited for two years from acquiring additional shares which would result in beneficial ownership of greater than 20% of the combined voting power of all outstanding capital stock of the Company without the prior approval of the Company.


                               Page 7 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

Item 7. Material to be Filed as Exhibits.

*Exhibit A        Stock Purchase Agreement, dated July 31, 1997, as amended by the First Amendment dated as of September 19, 1997, attached as Annex B to the Company's Schedule 14A (Amendment 3), as filed with the Securities and Exchange Commission on September
                  19, 1997 File No. 001-14344, and incorporated by reference herein.

*Exhibit B        Stock Option Agreement, dated July 31, 1997, as amended by the First Amendment dated as of September 19, 1997, attached as Annex E to the Company's Schedule 14A (Amendment 3), as filed with the Securities and Exchange Commission on September
                  19, 1997 File No. 001-14344, and incorporated by reference herein.

*Exhibit C        Form of Certificate of Designations of 8.5% Convertible
                  Preferred Stock of the Company, as filed with the Secretary of State of the State of Delaware on October 17, 1997. .

SCHEDULE A

            Item 2 information for executive officers and directors of Chase Capital.

SCHEDULE B

            Item 2 information for executive officers and directors of Chase.

* Filed Previously


                               Page 8 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000                 CHASE VENTURE CAPITAL ASSOCIATES, L.L.C.
                                        By: CHASE CAPITAL PARTNERS,
                                            its Manager


                                        By: /s/Jeffrey C. Walker
                                            ------------------------------------
                                            Name:  Jeffrey C. Walker
                                            Title: Managing General Partner


                               Page 9 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

            Chief Executive Officer                 William B. Harrison, Jr.*
            President                               Jeffrey C. Walker**
            Executive Vice President                Mitchell J. Blutt, M.D.**
            Vice President & Secretary              Gregory Meredith*
            Vice President and Treasurer            Elisa R. Stein**
            Vice President                          Marcia Bateson**
            Assistant Secretary                     Robert C. Carroll*
            Assistant Secretary                     Anthony J. Horan*
            Assistant Secretary                     Denise G. Connors*

                                    Directors

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

----------

      * Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                              Page 10 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                    Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director**

                                  Directors***

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------

Hans W. Becherer              Chairman of the Board
                              Chief Executive Officer
                              Deere & Company
                              One John Deere Place
                              Moline, IL 61265
Frank A. Bennack, Jr.         President and Chief Executive Officer
                              The Hearst Corporation
                              959 Eighth Avenue
                              New York, New York 10019
Susan V. Berresford           President
                              The Ford Foundation
                              320 E. 43rd Street
                              New York, New York 10017

----------

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

*** Each of the persons named below is a citizen of the United States of America.


                              Page 11 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------

M. Anthony Burns              Chairman of the Board and
                               Chief Executive Officer
                              Ryder System, Inc.
                              3600 N.W. 82nd Avenue
                              Miami, Florida 33166
H. Laurence Fuller            Co-Chairman
                              BP Amoco p.l.c.
                              1111 Warrenville Road, Suite 25
                              Chicago, Illinois 60563
Melvin R. Goodes              Retired Chairman of the Board and CEO
                              Warner-Lambert Company
                              201 Tabor Road
                              Morris Plains, NJ 07950
William H. Gray, III          President and Chief Executive Officer
                              The College Fund/UNCF
                              9860 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, Virginia 22031
William B. Harrison, Jr.      President and Chief Executive Officer
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, New York 10017-2070
Harold S. Hook                Retired Chairman and Chief Executive Officer
                              American General Corporation
                              2929 Allen Parkway
                              Houston, Texas 77019
Helene L. Kaplan              Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue - Room 29-72
                              New York, New York 10022
Henry B. Schacht              Director and Senior Advisor
                              E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue, 10th Floor
                              New York, New York 10017
Walter V. Shipley             Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue
                              New York, New York 10017
Andrew C. Sigler              Retired Chairman of the Board and
                               Chief Executive Officer
                              Champion International Corporation
                              One Champion Plaza
                              Stamford, Connecticut 06921
John R. Stafford              Chairman, President and
                               Chief Executive Officer
                              American Home Products Corporation
                              5 Giralda Farms
                              Madison, New Jersey 07940


                              Page 12 of 13 Pages

                                  Schedule 13D

Company: Patina Oil & Gas Corporation                   CUSIP Number: 70322 4105

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------
--------------------------------------------------------------------------------
Marina v.N. Whitman           Professor of Business Administration
                               and Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


                              Page 13 of 13 Pages